[CBOE LETTERHEAD]

May 18, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3720

Attention: Pamela Long & Dietrich King

Re:	CBOE Holdings, Inc.
Amendment No. 2 to Form S-1, File No. 165393

Dear Ms. Long & Mr. King:

On behalf of CBOE Holdings, Inc. (the “Company” or “we”), I am writing to respond to the comments set forth in the letter of the staff of the Division of Corporation Finance dated April 15, 2010 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “S-1 Registration Statement”), as filed on April 12, 2010.  We previously responded to the staff’s comments to the Company’s Registration Statement on Form S-4 in our letter to the staff dated April 26, 2010.

We have addressed the comments in the staff’s April 15, 2010 letter that relate to our S-1 Registration Statement by reproducing each comment below in bold text and providing the Company’s response immediately following.  We have also provided supplemental information as requested or where we believe appropriate to the response.

We have revised the S-1 Registration Statement in response to the staff’s comments and concurrently with this letter are filing Amendment No. 2 to the S-1 Registration Statement  (“Form S-1 Amendment No. 2”), which reflect these revisions.  In addition, consistent with our response to comment No. 2 set forth in the staff’s April 7, 2010 comment letter, we are filing the form of underwriting agreement and legal opinion as exhibits 1 and 5, respectively, to Form S-1 Amendment No. 2.  References to page numbers herein are references to page numbers in Form S-1 Amendment No. 2.  Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the S-1 Registration Statement.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1

Summary Consolidated Financial Data

Selected Financial Data

Consolidated Statements of Operations

1.                                       Comment:             We note your response to comment 22 in our letter dated April 7, 2010 and understand that you do not currently have a capital structure and therefore have not provided historical earnings per share.  However, we also note that subsequent to the restructuring transaction you will have a capital structure.  Therefore, it continues to appear to us that you should provide pro forma earnings per share data that retro-actively reflects the impact of the restructuring transaction similar to the presentation required for a stock split which appears to have been your intent based on your disclosures in prior amendments.

Response:             We have included revised disclosure in Form S-1 Amendment No. 2 (see pages 8, 44 and F-3) to provide pro forma earnings per share data.

Unaudited Pro Forma Consolidated Financial Statements

2.                                       Comment:             We note your response to comment nine in our letter dated April 7, 2010.  We are continuing to evaluate your response and will follow-up with you separately regarding this issue promptly.

Response:             Based on conversations with the staff, we understand that this comment has been resolved.

Certain Relationships and Related Party Transactions

3.                                       Comment:             We note your response to comment 21 in our letter dated April 7, 2010.  For registration statements filed pursuant to the Securities Act, Instruction 1 to Item 404 of Regulation S-K expands the period covered by Item 404(a) to include the registrant’s last fiscal year and the two fiscal years preceding the registrant’s last fiscal year.  Accordingly, based on your previous disclosures, it appears that you should provide information about the autoquote service agreements.  Please revise your disclosure accordingly.

Response:             We have included revised disclosure in Form S-1 Amendment No. 2 (see page 153) to address this comment.

Principal and Selling Stockholders, page 144

4.                                       Comment:             We note your response to comment five in our letter dated April 7, 2010.  Please revise your disclosure in the “Principal and Selling Stockholders” section to include the information contained in your response.

Response:              We have included revised disclosure in Form S-1 Amendment No. 2 (see disclosure beginning on page 155) to address this comment.

Please call me at (312) 786-7462 or Richard T. Miller of Schiff Hardin LLP (312) 258-5596 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Joanne Moffic-Silver
Joanne Moffic-Silver

cc:	Richard DuFour
Alan Dean
(Chicago Board Options Exchange, Incorporated)
David McCarthy
Richard T. Miller
(Schiff Hardin LLP)